

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2012

<u>Via E-mail</u>
Donald Nicholson
Principal Executive Officer
First Liberty Power Corporation
7251 W. Lake Mead Blvd
Suite 300
Las Vegas, NV 89128

> **Re: First Liberty Power Corporation**
> **Form 10-K for the Fiscal Year Ended July 31, 2011**
> **Filed on November 15, 2011**
> **File No. 000-52928**

Dear Mr. Nicholson:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief